Filed by Nabors Energy Transition Corp. II

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: e2Companies LLC

Commission File No.: 001-41744

Energy Manager E2 to Go Public Via SPAC at $500 Million Value

By Maggie Eastland

Bloomberg

February 12, 2025

(Bloomberg) -- Energy management firm e2Companies LLC, propelled by AI’s power demands and a stressed electrical grid, is going public through a blank-check company backed by oil and gas drilling contractor Nabors Industries Ltd.

E2 has an equity value of $500 million in the deal with Nabors Energy Transition Corp. II, with the combined company having a valuation of $770 million including debt, according to a statement reviewed by Bloomberg News. The deal follows a December announcement that Nabors and Bonita Springs, Florida-based e2 are collaborating to develop energy solutions to electrify oil fields that rely on diesel generators.

“We feel like we found a needle in a haystack with e2,” said Guillermo Sierra, a vice president at Nabors who leads strategic and energy transition initiatives. In terms of power demand, the needs of oil fields and AI data centers are large and volatile, Sierra said in an interview.

Across industries, Nabors and e2 are betting that the grid’s shortcomings and AI’s voracious appetite for power will drive the market for technology that improves energy reliability while reducing costs.

“Today the grid has Ferrari prices with AMC Gremlin quality,” said James Richmond, e2’s chief executive officer. “The utilities are dead men standing. They just don’t know it yet.”

E2’s “virtual utility” operates behind the meter, determining in real time whether to use power from the grid, external power sources or a combination of them. A mix of hardware and software, including AI trained on millions of hours of customer data, allows customers to choose how they want to optimize for power quality, costs, carbon footprint and resiliency.

The company’s revenue has grown at an compounded annual rate of 110% since 2021, reaching $28.7 million in 2024, according to the statement. With a $3.8 billion backlog of signed agreements, e2’s customers include Liberty Mutual, FedEx, GEICO, Cleveland Clinic, Frontier Communications and GlaxoSmithKline.

E2’s deal with the Nabors special purpose acquisition company will provide the combined company with as much as $400 million in gross proceeds. Most of that — $331 million — will come from the SPAC’s trust account, with much of the rest from a private investment in public equity, or PIPE, according to the companies.

The combined firm is set to list on the Nasdaq stock exchange under the symbol VUTL after the transaction is completed in the third quarter.

Though corporations seldom back SPACs, it’s the second such effort for Nabors.In 2023, the first Nabors SPAC took Australian renewable energy company Vast Solar public. A SPAC lets Nabors partner with the company it takes public without diluting its own cash flow, allowing for investment despite a limited balance sheet, Sierra said.

SPAC deals can be more difficult to execute than a standard merger or acquisition and the process is grueling, he added. Still, that didn’t deter Nabors from pursuing a second SPAC deal.

Momentum for the energy transition has also changed, as AI shifts attention away from reducing carbon emissions to simply producing more power.

“The idea of energy transition is becoming energy addition. We need a lot of it,” Sierra said.

For e2, growth doesn’t depend on the pace of reducing hydrocarbons.

“We’re agnostic to what makes the electron. We just need to make sure you have it when you need it and it works correctly,” Richmond said. “Whether we’re using low carbon or no carbon or all carbon, it doesn’t matter, it’s the piece in between — the efficiency piece — that needs to be solved.”

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Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the transactions contemplated by the Business Combination Agreement and Plan of Reorganization, dated February 11, 2025 (the “Transactions”), Nabors Energy Transition Corp. II (“NETD”) and e2Companies LLC (“e2”) will file with the Securities and Exchange Commission (the “SEC”) the Registration Statement on Form S-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of NETD relating to the offer of securities to be issued in connection with the Transactions, (ii) a preliminary proxy statement of NETD to be distributed to holders of NETD’s capital shares in connection with NETD’s solicitation of proxies for vote by NETD’s shareholders with respect to the Transactions and other matters described in the Registration Statement and (iii) a consent solicitation statement of e2 to be distributed to unitholders of e2 in connection with e2’s solicitation for votes to approve the Transactions. NETD and e2 also plan to file other documents with the SEC regarding the Transactions. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/consent solicitation statement/prospectus will be mailed to the shareholders of NETD and unitholders of e2. INVESTORS AND SECURITY HOLDERS OF NETD AND E2 ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and other documents containing important information about NETD and e2 once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETD may be obtained free of charge from NETD’s website at www.nabors-etcorp.com or by written request to NETD at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETD, Nabors Industries Ltd., e2 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NETD in connection with the Transactions. Information about the directors and executive officers of NETD is set forth in NETD’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 27, 2024. To the extent that holdings of NETD’s securities have changed since the amounts printed in NETD’s Annual Report on Form 10-K for the year ended December 31, 2023, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/consent solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements”. All statements, other than statements of present or historical fact included herein, regarding the Transactions, NETD’s and e2’s ability to consummate the Transactions , the benefits of the Transactions and NETD’s and e2’s future financial performance following the Transactions, as well as NETD’s and e2’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETD and e2 management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETD and e2 disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETD and e2 caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETD and e2. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to successfully or timely consummate the Transactions or to satisfy the conditions to the closing of the Transactions, including satisfaction of the minimum proceeds condition and the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the shareholders of NETD for the Transactions is not obtained; the failure to realize the anticipated benefits of the Transactions, including as a result of a delay in consummating the Transactions or difficulty in, or costs associated with, integrating the businesses of NETD and e2; the amount of redemption requests made by NETD’s shareholders; the outcome of any current or future legal proceedings or regulatory investigations, including any that may be instituted against NETD or e2 following announcement of the Transactions; the occurrence of events that may give rise to a right of one or both of NETD and e2 to terminate the definitive agreements related to the Transactions; difficulties or delays in the development of e2’s business; the risks related to the rollout of e2’s business and the timing of expected business milestones; potential benefits and commercial attractiveness to its customers of e2’s products; the potential success of e2’s marketing and expansion strategies; the effects of competition on e2’s future business; the ability of e2 to convert its currently contracted revenues from new original equipment manufacturer sales and energy service agreements into actual revenue; the ability of e2 to recruit and retain key executives, employees and consultants; and the ability of e2 management to successfully manage a public company. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETD’s expectations can be found in NETD’s periodic filings with the SEC, including NETD’s Annual Report on Form 10-K filed with the SEC on March 27, 2024 and any subsequently filed Quarterly Reports on Form 10-Q. NETD’s SEC filings are available publicly on the SEC’s website at www.sec.gov.